ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759
WWW.ORRICK.COM

Karen Dempsey
(415) 773-4140
kdempsey@orrick.com

May 24, 2017

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3233
Washington, D.C. 20549

Attn:	Sonia Barros, Assistant Director
Folake Ayoola, Senior Counsel
Jeffery Lewis, Staff Accountant
Wilson Lee, Staff Accountant

Re:	Granite Point Mortgage Trust Inc.
Draft Registration Statement on Form S-11
Submitted April 20, 2017
CIK No. 377-01548

Ladies and Gentlemen:

On behalf of Granite Point Mortgage Trust Inc. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 19, 2017, with respect to the draft registration statement on Form S-11 (CIK No. 377-01548) that was confidentially submitted to the Commission on April 20, 2017 (the “Registration Statement”).  The Registration Statement is being filed publicly herewith.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. For the convenience of the Staff, we are also sending by overnight courier copies of this letter and copies of the Registration Statement that are marked to show changes from the draft Registration Statement as originally submitted.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures.

U.S. Securities and Exchange Commission
Division of Corporation Finance

May 24, 2017

General

1.         In your next amendment, please include updated financial information as of and for the period ended March 31, 2017 pursuant to Rule 3-12 of Regulation S-X.

The Company has added updated financial information as of and for the period ended March 31, 2017 throughout the Registration Statement and, in particular, on pages 28, 29, 70, 74, 75, 81 and beginning on page F-3 of the Registration Statement.

2.         Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

3.         Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company advises the Staff that it does not currently intend to include any additional graphic, visual or photographic information in the prospectus other than those that are presently included in the Registration Statement.  If, following the date of this response letter, the Company decides to include additional graphic, visual or photographic information in the prospectus, it will provide copies of such material to the Staff prior to its use.

4.         We note your disclosure that Two Harbors intends to distribute all the shares of your common stock that it receives in the Formation Transactions. Please provide us your analysis as to how this transaction will be exempt from registration under the Securities Act and whether the transaction constitutes a sale or disposition for value under Section 2(a)(3). Please also address whether the transaction will result in a fundamental change in the holdings of the stockholders of Two Harbors.

The Company submits that the distribution (the “Distribution”) of shares of the Company’s common stock (the “Company Shares”) by Two Harbors Investment Corp. (“Two Harbors”) to its stockholders will not require registration under the Securities Act because the Distribution will meet the conditions in Staff Legal Bulletin No. 4 (“SLB No. 4”) and will therefore not constitute a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act.

SLB No. 4 provides that registration of the Distribution under the Securities Act will not be necessary if the following five conditions have been met:

(i)                                     the parent shareholders do not provide consideration for the spun-off shares;

(ii)                                  the spin-off is pro-rata to the parent shareholders;

(iii)                               the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

(iv)                              the parent has a valid business purpose for the spin-off; and

(v)                                 if the parent spins off “restricted securities,” it has held them for at least two years.

The Parent shareholders do not provide consideration for the spun-off shares.

We have been advised by Two Harbors that no holder of Two Harbors’ common stock will provide any consideration for the spun-off shares of the Company.  As a result, no stockholder of Two Harbors common stock will be making an investment decision in connection with the spin-off.

The spin-off is pro-rata to the parent shareholders.

We have been advised by Two Harbors that the Distribution of all of the spun-off shares of the Company will be made at one time and will be based on the holdings of each Two Harbors’ stockholder on the record date established for the Distribution.  Therefore, the distribution will be on a pro rata basis.

The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets.

With respect to this condition, SLB No. 4 provides that if the subsidiary is a reporting company, the parent will provide adequate information, if by the date it spins off the securities:

(a)                                 The subsidiary has been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for at least 90 days;

(b)                                 The subsidiary is current in its Exchange Act reporting; and

(c)                                  The parent gives its shareholders information about the ratio it used to compute the number of shares distributed for each share held, how it will treat fractional shares and the spin-off’s expected tax consequences.

It is anticipated that Two Harbors will enter into a lock-up agreement with the underwriters in the IPO for a period of at least 90 days from the initial public offering by the Company of Company Shares.  Therefore, at the time Two Harbors distributes Company Shares to its stockholders, the Company will have been subject to the reporting requirements of the Exchange Act for at least 90 days.  In that 90-day period, it is anticipated that the Company will have filed its quarterly report on Form 10-Q for the quarter ended June 30, 2017, and each other required filing under the Exchange Act.  Therefore, information about the Company will have been available to Two Harbors’ stockholders and the trading markets.  In addition, we have been advised by Two Harbors that it will provide to its stockholders information about the ratio it will use to compute the number of Company Shares distributed per share of Two Harbors common stock, how fractional shares will be treated, and the expected tax consequences of the Distribution.

The parent has a valid business purpose for the spin-off.

Two Harbors has advised us that the spin-off of its commercial real estate business will provide a simpler and more efficient business model for Two Harbors and allow it to continue to execute and focus on its residential mortgage finance oriented business strategy.  In addition, it is anticipated that the spin-off will allow the Company access to increased financing opportunities for the Company’s target investments.  The Company believes these business purposes are consistent with at least two of the examples of valid business purpose cited in SLB No. 4: (i) allowing management of each business to focus solely on that business and (ii) enhancing access to financing by allowing the financial community to focus separately on each business.

If the parent spins off “restricted securities,” it has held them for at least two years.

SLB No. 4 states that the fifth condition is not applicable where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third party.  Here, Two Harbors formed the Company; thus, this condition is not applicable.

With respect to whether the Distribution will result in a “fundamental change” in the holdings of Two Harbors’ stockholders, the Company submits that the spin-off will not result in a fundamental change in the holdings of any Two Harbors stockholder.  As discussed in no-action letters such as Kingfisher plc (April 25, 2003), Instituto Nazionale delle Assicurzazioni S.p.A. (October 27, 1998) and British Gas (December 4, 1996), three reasons recognized by the Staff as to why spin-offs do not require shareholders to make a new investment decision are (i) each shareholder already indirectly owns the shares to be spun-off, (ii) the spin-off does not represent a fundamental change in any shareholder’s investment, and (iii) no shareholder will receive a new or different security for such shareholder’s existing security.  Here, because the distribution of Company Shares will be made pro rata to Two Harbors’ stockholders, following the Distribution such stockholders will hold directly the same proportionate equity interest in Two Harbors’ commercial real estate business that they held indirectly before the Distribution.  In addition, the Distribution will not cause Two Harbors’ stockholders to exchange new or different securities for their existing securities.  Rather, they will receive a number of Company Shares in proportion to their Two Harbors shares, which they will retain.  In addition, because there will be no fundamental change in the holdings of Two Harbors stockholders, no vote of Two Harbors’ stockholders will be required in connection with the Distribution.

For the reasons described above, the Company has concluded that the Distribution does not constitute a “sale” of securities for purposes of the Securities Act and, accordingly, does not require registration under the Securities Act.

5.         We refer to your disclosure that Two Harbors will immediately sell the preferred stock to an unaffiliated third-party investor. Please tell us if you currently have an agreement in place for such sale and whether this transaction will be exempt from registration under the Securities Act.

The Company advises the Staff that the third-party purchaser has not yet been identified and therefore there is not yet an agreement in place for such sale.  Two Harbors has confirmed to the Company that it intends to sell the cumulative redeemable preferred stock to a “qualified institutional buyer” as defined in Rule 144A under the Securities Act and that if Two Harbors is unable to identify a “qualified institutional buyer,” it will consider sale of the stock to an accredited investor under the Section 4(a)(7) exemption.

6.         We note that your disclosure that you focus on originating, investing in and managing senior commercial mortgage loans and other debt and debt-like commercial real estate investments. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Company’s business is originating, investing in and managing senior floating-rate commercial mortgage loans and other debt and debt-like commercial real estate investments.  As disclosed in the Registration Statement, in connection with the Formation Transaction, the Company will acquire the equity interests in its Predecessor (as defined in the Registration Statement), consisting of the following entities:

TH Commercial Holdings LLC has no activity and acts as a holding company for TH Commercial Mortgage LLC and TH Commercial Investment Corp.  The Company believes that this entity is exempt from the registration requirements of the Investment Company Act under Section 3(a)(1)(C) because the assets invested in its seven subsidiaries are not “investment securities” as defined in Section 3(a)(2) because the subsidiaries are wholly-owned or majority-owned subsidiaries and they are exempt from the definition of  “investment company” and do not rely on the exemptions provided by Section 3(c)(1) or Section 3(c)(7).

TH Commercial Investment Corp. is engaged in real estate lending activities.  This entity is excluded from the definition of “investment company” by Section 3(c)(5)(C). The Company intends to continue to rely on this exemption for this entity.

TH Commercial Mortgage LLC invests in commercial real estate loans through its five subsidiaries.  This entity is excluded from the definition of “investment company”  by Section 3(c)(5)(C) because more than 55% of its assets are comprised of qualifying real estate assets and more than 80% of its assets are comprised of qualifying real estate assets and real estate related assets.

THCM Asset Holdings, LLC has no activity.  The Company believes that it is exempt from the registration requirements of the Investment Company Act under Section 3(c)(1) because it is beneficially owned by TH Commercial Mortgage LLC, an entity that does not rely on the exemptions provided by Section 3(c)(1) or 3(c)(7).

Each of TH Commercial JPM LLC, TH Commercial MS I LLC, TH Commercial MS II LLC, TH Commercial UBS LLC, TH Commercial GS Holdings LLC and TH Commercial GS LLC hold commercial real estate loans and other commercial real estate assets consisting of primarily senior mortgage loans.  Each of these entities is excluded from the definition of “investment company” because more than 55% of its assets are comprised of qualifying real estate assets and more than 80% of its assets are comprised of qualifying real estate assets and real estate related assets.

As detailed in the Registration Statement on pages 4-6 and 93-95, the Company’s investment strategy is to “directly originate, invest in and manage a portfolio of commercial real estate loans and other debt and debt-like instruments secured by institutional quality commercial properties managed by experienced owners in attractive markets across the United States.”  The Company intends to continue to originate, invest in and acquire mortgages and other liens on and interests in commercial real estate. Therefore, the Company qualifies for, and the Company intends to rely on, the exemptions detailed above for itself and each of its subsidiaries.

7.   Please revise to provide the information required by Item 506 of Regulation S-K.

The Company has revised the Registration Statement to add additional disclosure on pages 71-72.

8.   We note your disclosure on page 50 that your board intends to adopt a resolution exempting Two Harbors and certain of its affiliates from the 9.8% ownership limit. If Two Harbors or its affiliates will be significant stockholders, please revise your disclosure to describe their control over your business and the potential impact on the business and other stockholders’ interests.

As disclosed in the Registration Statement, the board of directors intends to adopt a resolution exempting Two Harbors and certain of its affiliates from the 9.8% ownership limits for the duration of the lock-up period.  After the termination of the lock-up period, Two Harbors has indicated that it intends to distribute all of its Company Shares to its stockholders.  During the lock-up period prior to the distribution, Two Harbors will be a significant stockholder that will hold greater than 50% of the shares of common stock of the Company.  In response to the Staff’s comment, the Company has revised the Registration

Statement to provide additional disclosure on pages 4, 15, 25, 59 and 92 of the Registration Statement.

Resolution of Potential Conflicts of Interest in Allocation of Investment Opportunities, page 16

9.                                            We note your disclosure on page 16 with respect to private entities for which PRCM provides investment management. Please revise your disclosure to provide the size of those competing funds or tell us why this information is not material.

The Company advises the Staff that PRCM does not currently manage any such private funds.  Furthermore, in connection with the Management Agreement the Company will enter into with its Manager upon the closing of the offering, and as disclosed on pages 20 and 131 of the Registration Statement, PRCM will agree not to manage any private investment fund that invests in asset classes that are the same or similar to the Company’s target investments for a defined period, which is still under negotiation, following the closing of the Formation Transaction.  Therefore, the Company believes that there is no such disclosure available for the Company to provide.

Selected Consolidated Historical and Pro Forma Financial Information, page 67

10.                               We note you have indicated that the historical balances of your Predecessor have been reflected at carryover basis because, for accounting purposes, the Formation Transaction and this offering are not deemed a business combination and do not result in a change of control. Please tell us and revise your disclosures to discuss the specific facts and circumstances related to your Formation Transaction that supports your accounting conclusion.

The Company advises the Staff that under the guidance of ASC 820, Business Combinations, the Formation Transaction is an exchange of equity interests between entities under common control.  As such, the Company has recognized assets and liabilities at Two Harbors’ carrying amounts.

In addition, in response to the Staff’s comment, the Company has revised the Registration Statement to add additional disclosure on pages 27, 73 and F-2.

11.                                     We note that the 2016 Pro Forma Net income on page 68 does not match the corresponding 2016 Pro Forma Net income on page F-3. Please revise your filing to ensure that Net income and Comprehensive Income are presented consistently within your pro forma financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

12.                                     We note that activity related to Granite Point has been limited thus far to the preparation for this offering and the Formation Transaction. In addition, we note that costs for such activity have been incurred by affiliates which will be reimbursed upon consummation of the offering. Please expand your discussion to disclose amounts of organizational and offering costs incurred/paid on your behalf to date. In addition, please expand your footnote disclosures to include your accounting policy for organizational costs. Reference is made to paragraph 720-15-25-1 of the FASB Accounting Standards Codification.

In response to the Staff’s comment, the Company has revised the Registration Statement to add additional disclosure on pages 77 and F-13.

Our Initial Portfolio, page 72

13.                                     We note your disclosure on page F-34 regarding the weighted average borrowing rate of your Predecessor’s repurchase agreements. Please revise your disclosure to describe any relevant additional cost of funds with respect to your initial portfolio. Please also consider providing disclosure on net portfolio yield that reflects the total costs of funds.

In response to the Staff’s comment, the Company has added additional disclosure on pages 84-85 and 97 of the Registration Statement. The Company believes that providing information regarding cost of funds for periods prior to the closing of this offering would not be useful to investors since this information would include borrowings from the Federal Home Loan Bank (“FHLB”) which are at lower rates than financing available from commercial lenders. Except for a short period after closing of this offering when the FHLB facility will remain in place, the Company expects to utilize repurchase agreements that will be in place at closing.  The Company expects to provide information reflecting the total cost of funds in its future Exchange Act reports based on the these repurchase agreements and any future financing facilities.

14.                                     We note refer to footnote (4). Please describe the valuation method you use to determine the property’s market value at the time of projected stabilization. Please also describe what you view as “a reasonable period of time” and “comparable terms and conditions.”

In response to the Staff’s comment, the Company has added additional disclosure on page 96 of the Registration Statement.

Liquidity and Capital Resources, pages 79-80

15.                                     We understand that your predecessor has entered into repurchase transactions accounted for as collateralized financing transactions. For each of the quarters since these repurchase transactions have been entered into, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain the causes and business reasons. Also, disclose the maximum balance at any month-end.

In response to the Staff’s comment, the Company has added additional disclosure on pages 84-85 of the Registration Statement.

16.                                     Please also expand your disclosure on your repurchase agreements to describe weighted average haircuts for periods presented.

In response to the Staff’s comment, the Company has added additional disclosure on page 85 of the Registration Statement.

Underwriting, page 174

17.                                     We refer to your last paragraph on page 178. When you have determined the syndicate, please revise to identify each underwriter you have a material relationship with and state the nature of the relationship. Refer to Item 508 of Regulation S-K.

In response to the Staff’s comment, the Company has added additional disclosure on page 185 of the Registration Statement.

Pro Forma Consolidated Financial Information, page F-1

18.                                     Please revise to include an introductory paragraph preceding your financial information pursuant to Rule 11-02(b)(2) of Regulation S-X. The paragraph should briefly set forth a description of the transaction, the entities involved, the periods for which the pro forma information is presented, and an explanation of what the pro forma presentation shows.

In response to the Staff’s comment, the Company has added disclosure on page F-2 of the Registration Statement.

19.                               When completing this section, please ensure that the footnotes to the pro forma financial statements provide disaggregated information that clearly discloses each of the components of the adjustments thereto, the amounts related to each of the components and how the amounts were determined.

The Company acknowledges the Staff’s comment and directs the Staff’s attention to Footnotes 1 and 2 to the pro forma balance sheet and statements of comprehensive income on pages F-6 to F-9 which provide disaggregated information that discloses the components of the adjustments thereto, the amounts related to each of the components and how the amounts were determined.

Schedule IV — Mortgage Loans On Real Estate, page F-39

20.                                     Please revise to disclose in a note to the carrying amount column your aggregate cost for Federal income tax purposes. Reference is made to Rule 12-29 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page F-40 to include a note to the carrying amount column to disclosure the aggregate cost for Federal income tax purposes.

Item 33. Recent Sales of Unregistered Securities, page II-1

21.                                     Please revise to provide the information required by Item 701 of Regulation S-K for the 1,000 shares of cumulative redeemable preferred stock you will issue to Two Harbors in connection with the Formation Transaction.

In response to the Staff’s comment, the Company has added additional disclosure on page II-1 describing the future issuance of 1,000 shares of cumulative redeemable preferred stock that will be issued to Two Harbors in connection with the Formation Transaction.

****************

Please direct your questions or comments regarding the Company’s responses or the Registration Statement to the undersigned at (415) 773-4140 or by email at kdempsey@orrick.com.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Karen A. Dempsey

Karen A. Dempsey

cc:                                John Taylor
Rebecca Sandberg

Granite Point Mortgage Trust Inc.

David J. Goldschmidt
Skadden, Arps, Slate, Meagher & Flom LLP

Meghan Ryan

Jill Kretschmar

Ernst & Young LLP